Exhibit 99.8

Gorilla Technology Group Inc. Announces Pricing of $107 Million Senior Unsecured Convertible Bond Offering

Gorilla Technology Group Inc. (NASDAQ: GRRR) (“Gorilla” or the “Company”), a global solution provider in Security Intelligence, Network Intelligence, Business Intelligence and IoT technology, today announced the pricing of $107 million aggregate principal amount of 7.50% Senior Unsecured Convertible Notes due 2031 (the “Bonds”). The financing is being led by Highbridge Capital Management LLC, a current institutional stakeholder in Gorilla.

The Bonds are being sold in an SEC-registered offering on the Company’s “shelf” registration statement on Form F-3 by means of a prospectus, including a prospectus supplement, forming a part of the effective registration statement, and is expected to close on or about June 5, 2026, subject to customary closing conditions.

When issued, the Bonds will be senior unsecured obligations of the Company, will be issued at 100% of their principal amount, will accrue interest payable semi-annually in arrears at a rate of 7.50% per annum, and will mature on June 5, 2031, unless earlier converted, redeemed or repurchased in accordance with their terms. Interest will be payable in cash or, at the Company’s election and subject to certain conditions, ordinary shares of the Company.

The initial conversion rate for the Bonds will be 39.2425 ordinary shares per $1,000 principal amount of Bonds, which is equivalent to an initial conversion price of approximately $25.4826 per ordinary share, and will be subject to adjustment upon the occurrence of certain events. The initial conversion price represents a conversion premium of approximately 17% over the closing price of $21.7800 per ordinary share of the Company on June 2, 2026. The conversion price is subject to two reset mechanisms: one, a downward reset with a floor of $6.00 per ordinary share; the second, an upward reset with a cap of $31.85325 per ordinary share, representing a premium of 46.25% per ordinary share over such closing price.

The Company intends to use the net proceeds from the offering to fund the equity portion of the purchases of data center equipment deployment pursuant to the Company’s second project with Yotta Data Services Private Limited, announced on April 29, 2026, with any remaining proceeds to be used for general corporate purposes.

Benchmark, a StoneX Company, and StoneX Financial Inc. are acting as joint Placement Agents.

The Bonds and the ordinary shares issuable upon conversion of the Bonds, are being offered by the Company pursuant to a “shelf” registration statement on Form F-3. The offering of the Bonds and the ordinary shares issuable upon conversion thereof is being made only by means of a prospectus, including a prospectus supplement, forming a part of the effective registration statement. A final prospectus supplement and accompanying prospectus relating to this offering will be filed with the SEC. Electronic copies of the final prospectus supplement and accompanying prospectus may be obtained, when available, on the SEC’s website at http://www.sec.gov or by contacting Benchmark, a StoneX company at 150 East 58th Street, New York, NY 10155, by phone at (212) 312-6722 or e-mail at mjacobs@benchmarkcompany.com.

This press release does not constitute an offer to sell, or the solicitation of an offer to buy, any securities, nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful.

Disclosure Information

Gorilla Technology Group Inc. uses its Investor Relations website, available at https://investors.gorilla-technology.com, as a channel of distribution of information about the Company, including press releases, SEC filings, investor presentations, webcasts and other investor-related information.

The Company also notes that, at times, it may use other communication channels, including, but not limited to, its X account (@GorillaTechGrp) and/or LinkedIn account (Gorilla Technology Group), to disseminate information about the Company. These channels may be additional sources of information outside of press releases, regulatory filings with the Securities and Exchange Commission (SEC), and any conference calls, webcasts, investor days or other events that the Company may hold.

About Gorilla Technology Group Inc.

Headquartered in London, U.K., Gorilla Technology Group Inc. (NASDAQ: GRRR) is a global solution provider in Security Intelligence, Network Intelligence, Business Intelligence, IoT technology and data centres. Gorilla provides a wide range of solutions, including Smart City, Network, Video, Security Convergence, IoT and AI infrastructure solutions across select verticals, including government & public services, manufacturing, telecom, retail, transportation & logistics, healthcare and education, using AI and deep learning technologies.

For more information, visit https://www.gorilla-technology.com/.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Gorilla’s actual results may differ from its expectations, estimates and projections and, consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “might” and “continues,” and similar expressions are intended to identify such forward-looking statements.

These forward-looking statements include, without limitation, statements regarding the completion of the offering, the expected timing of the closing of the offering, the intended use of proceeds from the offering, the terms of the Bonds, the Company’s ability to fund GPU purchases and related business initiatives, and the potential benefits of such purchases, along with those other risks described under the heading “Risk Factors” in the Form 20-F Gorilla filed with the Securities and Exchange Commission (the “SEC”) on April 15, 2026 and those that are included in any of Gorilla’s future filings with the SEC.

These forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from expected results. Most of these factors are outside of the control of Gorilla and are difficult to predict. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements.

Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Gorilla undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date they were made except as required by law or applicable regulation.

Public Relations Contact

Samantha Dowd
Prosek Partners for Gorilla Technology
GRRR@prosek.com

Investor Relations Contact

Dave Gentry
RedChip Companies, Inc. for Gorilla Technology
1-407-644-4256
GRRR@redchip.com

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